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                              March 17, 2022

       Man Chak Leung
       Chief Executive Officer
       Metal Sky Acquisition Corp
       132 West 31st Street, First Floor
       New York, NY 10001

                                                        Re: Metal Sky
Acquisition Corp
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed March 8, 2022
                                                            File No. 333-260251

       Dear Mr. Leung:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 19, 2022 letter.

       Amendment No. 2 to Registration Statement on Form S-1 filed March 8,
2022

       General

   1. We note your revised disclosure on the cover page and throughout the prospectus that you will not consider or
undertake a business combination or other transaction with a VIE or with any other entity
or business with its principal or a majority of its business operations in China, including
Hong Kong and Macau. Please revise to also address business
                                                        combinations or other
transactions where the entity or business is based in those locations.
 Man Chak Leung
Metal Sky Acquisition Corp
March 17, 2022
Page 2

       You may contact Benjamin Holt at 202-551-6614 or James Lopez at 202-551-3536 with any questions.



                                                       Sincerely,
FirstName LastNameMan Chak Leung
                                                       Division of Corporation
Finance
Comapany NameMetal Sky Acquisition Corp
                                                       Office of Real Estate &
Construction
March 17, 2022 Page 2
cc:       Robert C. Brighton, Jr.
FirstName LastName